YANZHOU COAL MINING COMPANY LIMITED

Add: 298# South Fushan Road, Shandong Province, China   Tel:   (86537)5385343   Fax: (86537)5383311

BY FAX

Date: October 30, 2007

To:

George K. Schuler

United States Securities and Exchange Commission (“Commission”)

Division of Corporate Finance

Tel (202) 551-3718

Fax (202) 772-9368

Karl Hiller

United States Securities and Exchange Commission (“Commission”)

Division of Corporate Finance

Tel (202) 551-3686

Fax (202) 772-9368

From:	WU Yuxiang Chief Financial Officer Yanzhou Coal Mining Company Limited Tel (86) 537-538-2319 Fax (86) 537-538-3311

Re: Yanzhou Coal Mining Company’s 20-F for fiscal year ended December 31, 2006

Dear Messrs, Schuler and Hiller:

We refer to the Commission’s comments on our Form 20-F filing for fiscal year ended December 31, 2006, received on September 27, 2007. We appreciate the extension to October 31, 2007 provided to us in response to our request for additional time to prepare our response. Although we have been diligently preparing our responses to the Commission’s comments, we realize that we need more time than initially expected to understand and generate the requested information from our operating data. Due to differences in the disclosure requirements for coal companies in China and the United States, we do not have readily available some of the information requested by the Commission. As such, we hereby respectfully submit to the Commission our request for a second extension on the submission date from October 31, 2007 to November 14, 2007.

Thank you in advance for your understanding and favourable consideration with respect to the granting of a second extension. I look forward to receiving your written confirmation for the extension and/or receipt of this fax.

With best regards,

WU Yuxiang

Chief Financial Officer

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